Exhibit 12.1

THE GSI GROUP, INC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FIXED CHARGES
(UNAUDITED)
(Dollars in Thousands

	Year ended December 31,

	2002	2003	2004	2005	2006
Income (loss) from continuing
operations before tax	$(10,574)	$ (5,338)	$4,558	$3,286	$27,691
Add fixed charges:
Interest expense on borrowings and
amortization of deferred
financing costs	13,010	13,215	14,104	15,074	14,302
Interest portion of rent expense	386	326	278	245	260
	13,396	13,541	14,382	15,319	14,562

Adjusted earnings	2,822	8,203	18,940	18,605	42,253

Ratio of earnings to fixed
charges	0.21x	0.61x	1.32x	1.21x	2.90x